Exhibit 5.1

Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000

FACSIMILE: +1-212-455-2502

September 18, 2026

Axon Enterprise, Inc.

17800 North 85th Street

Scottsdale, AZ 85255

To the Addressee Stated Above:

We have acted as counsel to Axon Enterprise, Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-3 (File No. 333-277559) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the issuance by the Company of $1,150,000,000 aggregate principal amount of 0% Convertible Senior Notes due 2031 (the “Notes”). The Notes will be convertible into cash, shares (the “Shares”) of common stock, par value $0.00001 per share, of the Company (the “Common Stock”), or a combination of Shares and cash pursuant to the terms of the Notes and the Indenture (as defined below). In addition, subject to certain conditions, holders may require the Company to repurchase the Notes, and the Company may elect to satisfy the principal amount of its repurchase obligations by, in certain circumstances, delivering up to a specified maximum number of Shares, and, if applicable, cash pursuant to the terms of the Notes and the Indenture (a “Repurchase Share Settlement”).

We have examined the Registration Statement; the Underwriting Agreement, dated September 15, 2026 (the “Underwriting Agreement”), between the Company and Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC and the other several underwriters listed in Schedule 1 thereto (the “Underwriters”), pursuant to which the Underwriters

BEIJING  BOSTON  BRUSSELS  HONG KONG  HOUSTON  LONDON  LOS ANGELES  LUXEMBOURG  PALO ALTO

 SAN FRANCISCO  SÃO PAULO  TOKYO  WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP
Axon Enterprise, Inc.	September 18, 2026

have agreed to purchase the Notes; the base indenture, dated as of September 18, 2026 (the “Base Indenture”), between the Company and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”) as supplemented by the First Supplemental Indenture, dated as of September 18, 2026 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”); duplicates of the global notes representing the Notes; and the Underwriting Agreement. We have relied as to matters of fact upon the representations and warranties contained in the Underwriting Agreement. In addition, we have examined, and have relied as to matters of fact upon, the documents delivered to the Underwriters at the closing and upon originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

In rendering the opinions set forth below, we have assumed the genuineness of all signatures, including electronic signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We also have assumed that the Base Indenture and the Supplemental Indenture are the valid and legally binding obligation of the Trustee.

In rendering the opinions set forth below, we have assumed further that the execution, issuance, delivery and performance by the Company of the Underwriting Agreement, the Indenture and the Notes, as applicable, do not constitute a breach or default under any agreement or instrument which is binding upon the Company.

Simpson Thacher & Bartlett LLP
Axon Enterprise, Inc.	September 18, 2026

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that:

1. Assuming due authentication thereof by the Trustee and upon payment and delivery in accordance with the provisions of the Underwriting Agreement, the Notes will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms.

2. The Shares initially issuable pursuant to the Indenture upon (i) conversion of the Notes or (ii) a Repurchase Share Settlement have been duly authorized and reserved for issuance by the Company and, when issued and delivered in accordance with the Indenture and the Notes, will be validly issued, fully paid and nonassessable.

Our opinion set forth in paragraph 1 above is subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, (ii) general equitable principles (whether considered in a proceeding in equity or at law) and (iii) an implied covenant of good faith and fair dealing.

For purposes of our opinion set forth in paragraph 2 above, we assume that the increase in Conversion Rate (as defined in the Indenture) upon the occurrence of certain events pursuant to the provisions of the Indenture and any related provision in the Notes represents reasonable compensation for the lost option value of the Notes as a result of the event.

In addition, we express no opinion as to the validity, legally binding effect or enforceability of any provision of the Indenture or the Notes that requires or relates to payment of any interest at a rate or in an amount that a court would determine in the circumstances under applicable law to be commercially unreasonable or a penalty or a forfeiture. We also express no opinion as to the validity, legally binding effect or enforceability of Section 1.10 of the Base Indenture or Section 17.12 of the Supplemental Indenture, in each case, relating to the severability of provisions of such agreements.

In connection with the provisions of the Indenture whereby the parties submit to the jurisdiction of the courts of the United States of America in the Borough of Manhattan, the City and County of New York, we note the limitations of 28 U.S.C. Sections 1331 and 1332 on subject matter jurisdiction of the U.S. federal courts. In connection with the provisions of the Indenture

Simpson Thacher & Bartlett LLP
Axon Enterprise, Inc.	September 18, 2026

which relate to forum selection (including, without limitation, any waiver of any objection to venue or any objection that a court is an inconvenient forum), we note that under N.Y.C.P.L.R. Section 510 a New York State court may have discretion to transfer the place of trial, and under 28 U.S.C. Section 1404(a) a U.S. District Court has discretion to transfer an action from one U.S. federal court to another.

We do not express any opinion herein concerning any law other than the law of the State of New York and the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Company’s Current Report on Form 8-K dated September 18, 2026 and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

/s/ Simpson Thacher & Bartlet LLP

SIMPSON THACHER & BARTLETT LLP